SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                             300 South Grand Avenue
                       Los Angeles, California 90071-3144
                                 (213) 687-5000
                              Fax: (213) 687-5600

                                   January 6, 2006


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549-0303

Attention:        Charito A. Mittelman, Esq.
                  Owen Pinkerton, Esq.
                  Division of Corporation Finance

         Re:      National Property Investors 7
                  Schedule 14A Proxy Statement
                  Filed December 16, 2005
                  File No. 0-13454

Ladies & Gentlemen:

         On behalf of National Property Investors 7 ("NPI 7"), we are responding to your comment letter, dated December 29, 2005, regarding the
Schedule 14A Proxy Statement referred to above (the "Proxy Statement"). We have set forth below the comment and NPI 7's response:

         Comment: We note that National Property Investors 7 intends to solicit consents from limited partners to sell its last remaining property interest to SH Partners, L.P., an entity partially owned and controlled by an affiliate of the registrant. Furthermore, we note that upon completion of the sale, the partnership will dissolve and wind up its affairs. It appears that your proposed transaction may constitute a going private transaction pursuant to Rule 13e-3 of the Exchange Act. Please provide us with a detailed analysis as to the applicability of Rule 13e-3 to your transaction and any obligation you may have to provide additional disclosure on Schedule 13e-3.

         Response: Rule 13e-3 (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"), defines a "Rule 13e-3 transaction" as any transaction or series of transactions involving one or more specified transactions which has either a reasonable likelihood or a purpose of producing, either directly or indirectly, any of the specified effects. The specified transactions are:

     o a purchase of any equity security by the issuer of such security or by an affiliate of such issuer;

     o a tender offer for or request or invitation for tenders of any equity security made by the issuer of such class of securities or by an affiliate of such issuer; or

     o a solicitation subject to Regulation 14A of any proxy, consent or authorization of, or a distribution subject to Regulation 14C of information statements to, any equity security holder by the issuer of the class of securities or by an affiliate of such issuer, in connection with: a merger, consolidation, reclassification, recapitalization, reorganization or similar corporate transaction of an issuer or between an issuer (or its subsidiaries) and its affiliate; a sale of substantially all the assets of an issuer to its affiliate or group of affiliates; or a reverse stock split of any class of equity securities of the issuer involving the purchase of fractional interests.

          The specified effects are:

     o causing any class of equity securities of the issuer which is subject to section 12(g) or section 15(d) of the Act to be held of record by less than 300 persons; or

     o causing any class of equity securities of the issuer which is either listed on a national securities exchange or authorized to be quoted in an inter-dealer quotation system of a registered national securities association to be neither listed on any national securities exchange nor authorized to be quoted on an inter-dealer quotation system of any registered national securities association.

         The NPI 7 Proxy Statement describes a transaction in which Fairway View II Apartments (the "Sale Property") will be sold to SH Partners, L.P. ("SH Partners") or the California State Teachers' Retirement System ("Calstrs") (or its designee). NPI 7 does not believe that this constitutes a Rule 13e-3 transaction for the following reasons:

         1. It is neither one of the specified transactions, nor part of a series of transactions involving one or more of the specified transactions.

         The transaction does not involve a purchase or tender offer relating to any NPI 7 equity securities, and neither NPI 7 nor any of its affiliates has any current intention of effecting any such purchase or tender offer. Although there is a solicitation subject to Schedule 14A relating to a sale of NPI 7's last remaining property, NPI 7 does not believe that the purchaser should be considered an "affiliate," as that term is intended to be used in the Rule. Calstrs is a public entity that is not affiliated with NPI 7. SH Partners is a joint venture between Calstrs and affiliates of NPI 7 (collectively referred to as "Aimco"). Although Aimco owns a 33.3% interest in SH Partners, and acts as general partner of SH Partners, the limited partnership agreement for SH Partners would be amended to provide that Calstrs will contribute all of the funds necessary for SH Partners to pay the purchase price and related expenses, and Aimco will not be entitled to receive any distributions or allocations of gain or loss with respect to SH Partners' investment in the Sale Property.

         The amended limited partnership agreement for SH Partners would give Calstrs (and not Aimco) control over the Sale Property acquired by SH Partners. Under the limited partnership agreement, the general partner is not permitted to take any action on certain matters (collectively, "Major Decisions") without the prior approval of a management committee comprised of three representatives of Calstrs and three representatives of Aimco. Major Decisions include, among other things, the sale or other transfer of a property, any lease with a term of more than two years, any financing or refinancing, approval of business plans and budgets for each project, expenditures outside of the approved plan or budget, material agreements, employment of consultants, legal proceedings outside the ordinary course and bankruptcy filings. As amended, the SH Partners agreement would give the Calstrs representatives sole and exclusive authority to make all Major Decisions with respect to the Sale Property. Representatives of Aimco that serve on the SH Partners management committee would have no authority whatsoever with respect to the Sale Property. Although an Aimco affiliate has agreed to enter into a management agreement to act as the property manager of the Sale Property, Calstrs could terminate such management agreement upon 30 days notice, in its sole discretion without any payment or penalty. The amended limited partnership agreement would also provide that Calstrs would have the right at any time to direct SH Partners to sell the Sale Property to a third party, or to transfer title to the Sale Property to Calstrs or its designee for no consideration.

         In substance, the transaction is an arms-length transaction between NPI 7 and Calstrs, which negotiated all of the terms of the purchase and sale agreement on behalf of SH Partners. In this context, NPI 7 does not believe that this transaction has the potential for abuse or overreaching associated with the types of transactions intended to be covered by the Rule, and SH Partners should not be considered an affiliate for purposes of the Rule.

         2. There is not a reasonable likelihood or a purpose of producing, either directly or indirectly, any of the specified effects.

         NPI 7 equity securities are neither listed on a national securities exchange nor authorized to be quoted in an inter-dealer quotation system of a registered national securities association. Pending the dissolution and winding up of NPI 7, the transaction will not cause the NPI 7 limited partnership units to be held of record by less than 300 persons and, in fact, will have no effect on the number of holders of record of outstanding limited partnership units. When the dissolution and winding up is completed, there will not be any holders of NPI 7 securities, as NPI 7 will cease to exist. The Commission has previously indicated that the Rule's specified effects were selected because they result in security holders being deprived of the benefits of "public ownership." In this case, the limited partners of NPI 7 will retain all of the benefits of public ownership until the dissolution and winding up are completed, at which time the entity will cease to exist. Investors will never have any "private ownership" in NPI 7. The transaction is better characterized as a "dissolution transaction" rather than a "going private transaction."

                                    * * * *

         Please note that NPI 7 will be filing a letter next week which acknowledges that:

     o the company is responsible for the adequacy and accuracy of the disclosure in the filings;

     o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     o the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         We hope that this addresses your comment adequately. If you have any questions, please contact me at (213) 687-5396.


                                                      Very truly yours,

                                                      /s/ Jonathan L. Friedman

                                                      Jonathan L. Friedman

cc:      Martha Long
         Danielle McClure
         Miles Cortez, Esq.
         Derek McCandless, Esq.
         Meryl Chae, Esq.
         Joseph Coco, Esq.